

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Kevin Herde
Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle
Suite 200
San Diego, CA
92121

      Re: MARAVAI LIFESCIENCES HOLDINGS, INC.
          Form 10-K for the Year Ended December 31, 2023
          File No. 001-39725

Dear Kevin Herde:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

1.   We note your disclosure that you present Adjusted Free Cash Flow, which is a non-GAAP measure that you define as Adjusted EBITDA less capital expenditures. On page 66 you disclose the following: "Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA and Adjusted Free Cash Flow because we believe they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry, and they facilitate comparisons on a consistent basis across reporting periods. Further, we believe they are helpful in highlighting trends in our operating results because they exclude items that are not indicative of our core operating performance. Adjusted EBITDA is also a component of the financial covenant under our credit agreement that governs our ability to access more than $63.0 million in aggregate letters of credit and

available borrowings under our revolving credit facility." Please address the following regarding your presentation of these measures and the related disclosures:

- Your disclosure does not explicitly state whether Adjusted Free Cash Flow is a performance or a liquidity measure but your disclosure that you believe it is useful in highlighting trends in your operating results implies it is a performance measure. Further you reconcile Adjusted Free Cash Flow to your Adjusted EBITDA measure, which you label as a performance measure. Considering that Free Cash Flow is considered to be a liquidity measure and your definition of Adjusted Free Cash Flow is based on adjustments to a performance measure, it appears your Adjusted Free Cash Flow measure could reflect the inappropriate comingling of performance and liquidity measures. Please revise or advise us your basis for determining this measure is appropriate as it is presented.
- Further, given its definition of Adjusted EBITDA less capital expenditures, tell us how you determined that the title "Adjusted Free Cash Flow" accurately reflects its composition and usefulness.
- Revise your future filings to clearly label each of your non-GAAP measures as performance or liquidity measures.
- Please explain how Adjusted Free Cash Flow is used by management and why you believe it is useful in highlighting trends in your operating results. Revise your future filings to expand your disclosure to explain how these non-GAAP measures provide useful information to investors. We refer you to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
- Revise to reconcile Adjusted Free Cash Flow to its most directly comparable GAAP financial measure. Tell us how you considered the guidance of Question 102.07 of the Compliance and Disclosure Interpretations related to non-GAAP measures.
- Tell us the extent to which Adjusted Free Cash Flow is also component of the financial covenant under your credit agreement.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences